UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______________________ to ______________________ Commission file number 333-107872

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gehl Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEHL COMPANY
143 Water Street
West Bend, Wisconsin 53095

Gehl Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Gehl Savings Plan
Index to Financial Statements
December 31, 2007 and 2006

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits
at December 31, 2007 and 2006	2
Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 2007 and 2006	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule I: Schedule of Assets (Held at End of Year)
as of December 31, 2007	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator
Gehl Savings Plan
West Bend, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Gehl Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and this schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Wipfli LLP
Milwaukee, Wisconsin
June 24, 2008

Gehl Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Cash	$12,648	$--
Investments	27,416,355	26,535,312
Receivables
Participants' contributions	--	12,206
Employer's contribution	--	213,916
Interest income	15,002	19,115

Total receivables	15,002	245,237

Total Assets	27,444,005	26,780,549

Liabilities
Due to broker	12,286	2,726

Net assets available for benefits at fair value	27,431,719	26,777,823

Adjustment from fair value to contract value for fully
benefit-responsive contract	34,505	35,825

Net assets available for benefits	$27,466,224	$26,813,648

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Additions to assets attributed to
Investment income
Interest and dividends	$547,873	$423,329
Net appreciation in fair value investments	210,774	2,080,175

	758,647	2,503,504

Contributions
Participant	2,451,308	2,461,601
Employer	730,869	1,005,915
Other	1,487	--

	3,183,664	3,467,516

Total additions	3,942,311	5,971,020

Deductions
Deductions from net assets attributed to
Benefits paid to participants	3,192,086	4,664,872
Administrative expenses	97,649	47,904

Total deductions	3,289,735	4,712,776

Net increase	652,576	1,258,244
Net assets available for benefits
Beginning of year	26,813,648	25,555,404

End of year	$27,466,224	$26,813,648

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

1.	Summary of Significant Accounting Policies

Basis of presentation The accounts of the Gehl Savings Plan (the “Plan”) are maintained on the accrual basis of accounting.

The financial statements are based on information provided to the Company and certified as complete and accurate by its Custodian, Marshall & Ilsley Trust Company N.A. (the “Custodian”). Certain adjustments have been made to the financial statements provided by the Custodian in order for them to conform to the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation
In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and the contract value of these investments also be presented on the face of the statement of net assets available for benefits. The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2006 Statement of Net Assets Available for Benefits to present all investments at fair value, resulting in a change from $26,571,137 to $26,535,312, with the adjustment to contract value separately disclosed in the amount of $35,825. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in the net assets available for benefits, as such investments have historically been presented at contract value.

Income recognition Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net increase in fair value of the investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on the trade-date basis.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Risks and uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market, contract and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses of the Plan Trustee fees and other administrative expenses of the Plan are paid by the Plan unless voluntarily paid by Gehl Company (the “Company” or “Employer”), the plan sponsor.

Benefits paid to participants Benefits are recorded when paid.

Recent accounting pronoucements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 will not have a material impact on the Plan’s financial statements, but will expand the amount of disclosures in the Plan’s financial statements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participation and administration
The Plan, a contributory defined contribution plan, was established in 1985 to supplement the retirement benefits of those employees participating in the Company’s Retirement Income Plan B. The Plan is available to all regular part-time and full-time employees of the Company who meet the eligibility requirements of the Plan. However, union employees are not eligible for any Employer contributions.

Administration of the Plan is performed by the Pension Committee of the Company. Marshall & Ilsley Trust Company N.A. serves as the Plan’s trustee.

Contributions
Company contributions to the Plan are equal to 50 percent of the nonunion participants’ basic contributions. The Company’s contribution plus the allocation of forfeitures shall not exceed three percent of defined annual compensation. Company contributions are allocated to the same investment options selected by the participant.

Each participant has an account established for his/her appropriate share of Company contributions, if applicable, and participant contributions to the Plan. A participant’s basic contribution is made on a pre-tax basis and may be changed at the participant’s discretion on a quarterly basis.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

A participant whose basic contribution is six percent of defined annual compensation may make supplemental contributions of an additional one percent, or any whole multiple thereof, up to a combined total of 25 percent of defined annual compensation, subject to an annual limitation defined by the Internal Revenue Code. Supplemental contributions are also made on a pre-tax basis.

The Plan allows qualifying rollover distributions, as defined.

Investment options
Each participant elects to invest his/her contribution in one or more of the investment funds offered under the Plan. One of the investment funds included is the Gehl Company Stock Fund. There are restrictions on transfers in or out of the Gehl Company Stock Fund. Only new contributions, not a reallocation of an existing investment, can be invested in the Gehl Company Stock Fund and all transfers out must be for the full amount the participant has invested in the Fund at the time of transfer. Such elections may be changed on a daily basis.

Vesting Participants are fully vested in their contributions, rollover deposits and earnings thereon at all times.

Participants become vested in Company contributions over 5 years at the rate of 20 percent for each completed year of vesting service. A participant becomes fully vested in the event the Plan is terminated.

Withdrawals during employment
Withdrawals during employment are limited to the amount required to meet the need created by a financial hardship of the participant or for participants reaching the age of 59½. These participants are eligible to withdraw all or a portion of employee contributions, and the accumulated earnings thereon prior to December 31, 1988, upon written request to and approval by the Company. In addition, participants who have reached the age of 59½ are allowed only two withdrawals during any twelve month period.

Distributions upon termination of employment
Participants are entitled to receive, in a lump sum or in substantially equal installments over a period ranging from 5-10 years at the participants discretion, the entire value of their vested account balance upon normal retirement at age 65, upon early retirement under a Company-sponsored, qualified defined benefit plan or upon disability or death. Participants who terminate for any other reason are entitled to receive the vested portion of their account in a lump sum cash distribution.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

Forfeitures
The Plan provides that, upon termination of employment, a participant’s nonvested funds are provisionally forfeited, and allocated with the Company’s matching contribution as soon as practicable following each calendar month. After a six-year break in service, the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the six-year break in service, any conditionally forfeited amount shall be reinstated from current forfeitures, if available, or a special Company contribution. Plan forfeitures were $42,997 and $33,558 in 2007 and 2006, respectively.

Participant loans Under the provisions of the Plan, participant loans are not allowed.

Termination of the Plan
The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.

3.	Investments

Investments, except for the M&I Stable Principal Fund, are stated at fair value based on the quoted asset values on the last business day of the plan year. The M&I Stable Principal Fund (the “Fund”) is a fully benefit-responsive investment contract. The Fund reported an average yield for the year of 4.58% and 4.47% for 2007 and 2006 and a crediting interest rate of 4.66% and 4.99% at December 31, 2007 and 2006, respectively. The Fund is subject to certain restrictions which may impact the Plan’s ability to fully realize the Fund’s value under certain circumstances.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

The following presents investments that represent five percent or more of the Plan’s net assets.

	2007		2006
Aim Basic Balanced Fund Class A 201,693 shares	$	*	$2,674,451
Vanguard Institutional Index Fund 26,217 and 37,136 shares,
respectively		3,516,787	4,812,445
Marshall MidCap Growth Fund 115,140 shares		*	1,768,557
M&I Stable Principal Fund 3,450,551 and 3,582,509 shares,
respectively		3,416,046	3,546,684
Fidelity Equity Income Fund 58,783 shares		*	1,856,354
Legg Mason Value Fund 33,992 and 58,810 shares, respectively		2,391,703	4,276,659
Templeton Funds Income Foreign Funds Class A 135,623 shares		*	1,849,903
Wells Fargo Advantage Small Cap Value Fund 54,065		1,590,596	*
DFA US Large Cap Value Portfolio 93,620 shares		2,171,979	*
DFA International Value Portfolio 113,474 shares		2,759,679	*
American Growth Fund of America 57,901 shares		1,968,635	*
Vanguard Target Retirement 2020 Fund 58,792 shares		1,379,858	*
American Funds - The Bond Fund of America 156,636 shares		2,045,667	*

*Investment less than 5% as of December 31

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Gehl Stock Fund	$(542,830)	$59,462
Mutual Funds	753,604	2,020,713

	$210,774	$2,080,175

4.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2007 and 2006

5.	Party-in-Interest Transactions

Transactions involving the Gehl Stock Fund and the funds administered by Marshall & Ilsley Trust Company N.A., trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations. Fees paid to Marshall & Ilsley Trust Company N.A. related to the Plan during 2007 and 2006 are $35,407 and $40,672, respectively.

Gehl Savings Plan Schedule of Assets (Held at End of Year)
EIN # 39-0300430 Plan # 004
As of December 31, 2007		Schedule I
	Equity Instruments	Cost	Current Value
*	Gehl Company Stock Fund: 46,260 shares	**	$742,010
	Perimeter Small Cap Growth Fund: 82,565 shares	**	951,978
	Oppenheimer Main Street Small Cap Fund: 19,502 shares	**	402,515
	Well Fargo Advantage Small Cap Value Fund: 54,065 shares	**	1,590,596
	DFA US Large Cap Value Portfolio: 93,620 shares	**	2,171,979
	Legg Mason Value Fund: 33,992 shares	**	2,391,703
	Vanguard Institutional Index Fund: 26,217 shares	**	3,516,787
	DFA International Value Portfolio: 113,474 shares	**	2,759,679
	Lazard Emerging Markets Portfolio: 47,987 shares	**	1,159,844
	American Growth Fund of America: 57,901 shares	**	1,968,635
	Pimco Commodity Real Return Strategy Fund: 47,990 shares	**	773,126
	Vanguard Target Retirement 2010 Fund: 50,788 shares	**	1,171,161
	Vanguard Target Retirement 2020 Fund: 58,792 shares	**	1,379,858
	Vanguard Target Retirement 2040 Fund: 16,284 shares	**	387,062
	Vanguard Target Retirement 2030 Fund: 24,278 shares	**	579,262
*	Marshall Prime Money Market: 8,446 shares	**	8,446

			21,954,641
	Fixed Income Instruments
	American Funds - The Bond Fund of America: 156,636 shares	**	2,045,668
*	M&I Stable Principal Fund: 3,450,551 shares	**	3,416,046

			5,461,714

	Cash		12,648

			$27,429,003

*	Denotes party-in-interest.
**	Cost information not required for participant-directed investments.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gehl Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Milwaukee and the State of Wisconsin, this 24th day of June, 2008.

GEHL SAVINGS PLAN
By: Marshall & Ilsley Trust Company, Trustee
/s/ William P. Grow
Typed Name: William P. Grow
Title: Vice President

EXHIBIT INDEX
GEHL SAVINGS PLAN
FORM 11-K

Exhibit No.	Exhibit
(23)	Consent of Wipfli LLP